UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PHARMAXIS LTD

(A Development Stage Enterprise)

Index to Financial Statements

Balance Sheets as of December 31, 2006 (Unaudited) and June 30, 2006	F-2
Statements of Operations (Unaudited) for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to December 31, 2006	F-3
Statement of Changes in Shareholders’ (Deficit) Equity (Unaudited) for the six months ended December 31, 2006	F-4
Statements of Cash Flows (Unaudited) for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to December 31, 2006	F-5
Notes to Financial Statements (Unaudited)	F-6

PHARMAXIS LTD

(A Development Stage Enterprise)

BALANCE SHEETS

(Australian dollars)

	As of December 31, 2006	As of June 30, 2006
	(Unaudited)
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$86,073	$97,840
Grant receivable	622	400
Accounts receivable	51	7
Inventory	72	100
Other current assets	1,006	964

Total current assets	87,824	99,311
Property, plant and equipment, net	3,779	3,289
Intangible assets, net	1,010	1,057
Other long-term assets	526	556

Total assets	$93,139	$104,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,948	$813
Accrued compensation	656	844
Accrued clinical development liabilities	3,216	3,013
Income tax payable	13	5
Other accrued liabilities	887	650

Total current liabilities	6,720	5,325

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares, $Nil par value; 177,355,717 and 176,903,592 shares issued at December 31, 2006 and June 30, 2006, respectively	138,301	137,492
Foreign currency translation reserve	1	1
Deficit accumulated during the development stage	(51,883)	(38,605)

Total shareholders’ equity	86,419	98,888

Total liabilities and shareholders’ equity	$93,139	$104,213

See accompanying notes to the unaudited financial statements.

PHARMAXIS LTD

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

(Australian dollars)

	Six months ended December 31,		Period from inception (May 29, 1998) to Dec 31, 2006
	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except per share data)
Revenue	$—	$117	$125
Cost of goods sold	—	(29)	(31)

Gross profit	—	88	94

Operating expenses:
Research and development	4,965	12,271	41,917
General and administrative	2,049	1,649	12,041
Commercial	538	1,485	4,220
Amortization of intangible assets	45	48	669
Fair value of stock options issued to employees related to:
Research and development	212	289	1,655
Commercial	59	130	421
General and administrative	132	210	1,072

Total operating expenses	8,000	16,082	61,995

Loss from operations	(8,000)	(15,994)	(61,901)
Interest and other income	1,436	2,776	10,314
Foreign currency gain (loss)	—	(52)	(57)
Amortization of preference share issue expenses	—	—	(226)

Net loss before tax	$(6,564)	$(13,270)	$(51,870)
Income tax expense	—	(8)	(13)

Net loss	$(6,564)	$(13,278)	$(51,883)

Basic and diluted net loss per share	$(0.05)	$(0.08)	$(0.91)

See accompanying notes to the unaudited financial statements.

PHARMAXIS LTD

(A Development Stage Enterprise)

STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Unaudited)

(Australian dollars)

	Ordinary shares		Accumulated Deficit	Foreign Currency Translation Reserve	Total Shareholders’ Equity
	Shares	Amount
	(in thousands, except share data)
Balance at June 30, 2006	176,903,592	$137,492	$(38,605)	1	$98,888
Issuance of ordinary shares upon exercise of employee options	452,125	180	—	—	180
Fair value of stock options issued to directors and employees	—	629	—	—	629
Net loss	—	—	(13,278)	—	(13,278)

Balance at December 31, 2006	177,355,717	$138,301	$(51,883)	1	$86,419

See accompanying notes to the unaudited financial statements.

PHARMAXIS LTD

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

(Australian dollars)

	Six months ended December 31,		Period from inception to Dec 31,
	2005	2006	2006
	(Unaudited)
	(in thousands)
Cash flows from operating activities:
Net loss	$(6,565)	$(13,278)	$(51,883)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and impairment of plant & equipment	463	383	2,210
Amortization and impairment of intangible assets	45	48	670
Amortization of preference share issue expenses	—	—	226
Write-off of non-current assets	—	—	40
Fair value of stock options issued for service	404	629	3,149
(Gain)loss on disposal of plant & equipment	—	3	3
Change in assets and liabilities:
Accounts receivable	—	(44)	(51)
Inventory	—	28	(72)
Grants receivable	—	(222)	(622)
Prepaid expenses and other current assets	(114)	(43)	(1,006)
Other long-term assets	(320)	30	(526)
Accounts payable	82	1,133	1,947
Accrued compensation	(59)	41	656
Accrued clinical development liabilities	108	203	3,216
Income tax payable	—	8	13
Other accrued liabilities	392	9	887

Net cash used in operating activities	(5,564)	(11,072)	(41,143)

Cash flows from investing activities:
Purchases of property, plant and equipment	(960)	(778)	(5,934)
Proceeds from disposal of plant & equipment	—	12	12
Payment for patent applications	(16)	(110)	(389)

Net cash used in investing activities	(976)	(876)	(6,311)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	79,529	—	121,281
Proceeds from issuance of ordinary shares from the exercise of employee options	71	180	840
Proceeds from issuance of “A” class convertible redeemable preference shares, net of issuance costs	—	—	2,000
Proceeds from issuance of “B” class convertible redeemable preference shares, net of issuance costs	—	—	9,405

Net cash provided by financing activities	79,600	180	133,526

Net increase in cash and cash equivalents	73,060	(11,768)	86,072
Cash and cash equivalents at beginning of period	33,268	97,840	—
Effect of foreign exchange rate movements on opening cash	—	1	1

Cash and cash equivalents at end of period	$106,328	$86,073	$86,073

Supplemental non-cash activities:
Issuance of ordinary shares on conversion of “A” and “B” class convertible redeemable preference shares	$—	$—	$11,631

See accompanying notes to the unaudited financial statements.

PHARMAXIS LTD

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to December 31, 2006)

(in A$ thousands, except share and per share amounts)

1. Basis of Presentation

Pharmaxis Ltd is an Australian company and its operations are located there. Accordingly, its books of account are maintained in Australian dollars and its annual and interim financial statements are prepared in accordance with Australian International Financial Reporting Standards (“AIFRS”). These financial statements are presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts are expressed in Australian dollars and are rounded to the nearest thousand, except share and per share data.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development programs.

In the opinion of the Company’s management, the accompanying unaudited interim financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company’s unaudited interim financial statements as of December 31, 2006 and for the six month periods ended December 31, 2005 and 2006 and, cumulative, for the period since inception (May 29, 1988) to December 31, 2006.

The accounting policies followed by the Company in the accompanying unaudited interim financial statements are set forth in Note 3 of the Company’s financial statements for the year ended June 30, 2006 as contained in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 6, 2006. These unaudited interim financial statements should be read in conjunction with the financial statements and notes thereto.

The results of operations for the six month period ended December 31, 2006 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2007 or any other interim period.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2. Stock Option Plan

The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and have a life of ten years. Options granted to executives and employees generally vest equally over a four year period. For options granted after January 1, 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. Independent non-executive directors are granted options on joining the Board and from fiscal 2006 are allowed to package their remuneration to include options in the company. Options granted to directors upon joining the Board and options granted before fiscal 2006 vest over a period of approximately four years. Other options granted to non-executive directors vest in the year of grant. Upon a Liquidity Event, all unvested awards will become immediately exercisable. A Liquidity Event is defined as a response issued by the Company in respect of a takeover offer for all the shares of the Company.

PHARMAXIS LTD

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to

December 31, 2006)

(in A$ thousands, except share and per share amounts)

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the Company listed on the Australian Stock Exchange (“ASX”) in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. From listing until August 31, 2006 the exercise price was set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options. Since September 1, 2006 the exercise price is set as the volume weighted average price of Pharmaxis Ltd shares on the Australian Stock Exchange over five business days prior to the grant of the options.

A total of 452,125 options were exercised in the six months ended December 31, 2006.

There were 7,437,332 vested options at December 31, 2006 (7,772,625 at June 30, 2006) with a weighted average exercise price of $0.383 ($0.362 at June 30, 2006). The average remaining life of options outstanding at December 31, 2006 is 6.43 years (6.52 years at June 30, 2006). All share and option amounts for the cumulative period from inception to December 31, 2006 have been retroactively adjusted to give effect to an 8 for 1 share split of all “A” and “B” class convertible redeemable preference shares, ordinary shares and other securities that was effected in fiscal 2004. On November 15, 2006 the Board announced that it had resolved to grant 200,000 options to Dr John Villiger subsequent to his appointment to the Board. The options will be granted under the EOP, have a term of ten years and have an exercise price of $3.2258. The option grant is subject to shareholder approval which will be sought at the next general meeting of the Company.

The following table summarizes stock option activity under the EOP:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
Options granted	2,400,000	$0.125	$0.070

Balance at June 30, 2000	2,400,000	$0.125	$0.070
Options granted	640,000	$0.125	$0.069

Balance at June 30, 2001	3,040,000	$0.125	$0.070
Options granted	800,000	$0.275	$0.044

Balance at June 30, 2002	3,840,000	$0.156	$0.065
Options granted	5,344,000	$0.313	$0.168
Options cancelled/lapsed	(160,000)	$0.125	$0.070

Balance at June 30, 2003	9,024,000	$0.249	$0.126
Options granted	1,750,000	$0.340	$0.187
Options cancelled/lapsed	(23,000)	$0.440	$0.234

Balance at June 30, 2004	10,751,000	$0.264	$0.136
Options granted	605,000	$1.005	$0.548
Options cancelled/lapsed	(50,000)	$0.43	$0.228
Options exercised	(392,000)	$0.159	$0.102

Balance at June 30, 2005	10,914,000	$0.308	$0.160
Options granted	1,541,000	$1.990	$1.455
Options cancelled/lapsed	(30,000)	$1.287	$0.804
Options exercised	(2,733,500)	$0.218	$0.120

Balance at June 30, 2006	9,691,500	$0.597	$0.375

PHARMAXIS LTD

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to December 31, 2006)

(in A$ thousands, except share and per share amounts)

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
Options granted	1,280,957	$2.011	$1.387
Options cancelled/lapsed	(190,500)	$2.155	$1.469
Options exercised	(452,125)	$0.397	$0.237

Balance at December 31, 2006 (Unaudited)	10,329,832	$0.753	$0.487

The Company recorded stock compensation expense of $404 and $629, and $3,148 in the six months ended December 31, 2005 and 2006, and the period from inception to December 31, 2006, respectively.

In accordance with SFAS 123(R), the fair values of the option grants were estimated on the date of each grant using the Black-Scholes option pricing model. The assumptions for these grants were:

Grant Date	Exercise Price	Share Price at Grant Date	Volatility	Expected Life	Risk Free Interest Rate
December 1, 1999	$0.1250	$0.1250	50%	6 years	6.45%
July 1, 2000	$0.1250	$0.1250	50%	6 years	6.03%
January 1, 2001	$0.1250	$0.1250	50%	6 years	5.31%
September 1, 2001	$0.3125	$0.1250	50%	6 years	5.29%
December 2, 2001	$0.1250	$0.1250	50%	6 years	5.26%
May 12, 2003	$0.3125	$0.3125	50%	6 years	5.26%
July 1, 2003	$0.3125	$0.3125	50%	6 years	4.85%
July 4, 2003	$0.3125	$0.3125	50%	6 years	4.85%
December 9, 2003	$0.3760	$0.3760	50%	6 years	5.68%
March 25, 2004	$0.5080	$0.5200	50%	6 years	5.62%
June 4, 2004	$0.4260	$0.4300	50%	6 years	5.56%
February 2, 2005	$0.8340	$0.8300	50%	6 years	5.57%
May 12, 2005	$1.1470	$1.1400	50%	6 years	5.15%
August 5, 2005	$1.7900	$1.7500	50%	6 years	5.31%
October 17, 2005	$2.772	$2.8000	50%	6 years	5.46%
November 15, 2005	$1.790	$2.3000	50%	6 years	5.48%
February 13, 2006	$2.1940	$2.3000	50%	6 years	5.29%
June 1, 2006	$2.0340	$2.0100	50%	6 years	5.74%
August 15, 2006	$1.9170	$1.9000	50%	6 years	5.93%
September 20, 2006	$1.8918	$1.8500	50%	6 years	5.62%
October 26, 2006	$1.9170	$3.1900	50%	6 years	5.73%
October 26, 2006	$2.0680	$3.1900	50%	6 years	5.73%
December 14, 2006	$3.0710	$3.1000	50%	6 years	5.73%

PHARMAXIS LTD

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to December 31, 2006)

(in A$ thousands, except share and per share amounts)

The following table presents information relating to stock options outstanding under the plans as of December 31, 2006:

	Options Outstanding		Options Exercisable Shares
Exercise Price	Shares	Weighted Average Remaining Life in Years
$0.125	1,280,000	3.2	1,280,000
$0.3125	5,342,000	5.6	5,118,000
$0.376	500,000	6.9	437,500
$0.508	22,500	7.3	7,500
$0.426	15,000	7.4	7,500
$0.834	252,500	8.1	106,250
$1.147	327,500	8.4	119,375
$1.790	842,375	8.6	206,000
2.772	105,000	8.8	26,250
2.194	270,000	9.1	—
2.034	96,500	9.4	—
1.917	923,957	9.6	128,957
1.8918	72,500	9.7	—
2.068	200,000	9.2	—
3.071	80,000	10.0	—

3. Income Taxes

The Company has made a taxable loss in each of the operating periods since incorporation including the six month periods ended December 31, 2005 and 2006. There have not been any significant changes to the Company’s income tax rates, accounting or results when compared with those disclosed in the June 30, 2006 financial statements.

4. Commitments and Contingent Liabilities

Operating leases

On August 22, 2006, the Company renewed the operating lease for its headquarters and manufacturing facilities in Frenchs Forest, Sydney, Australia. The operating lease expires in June 2011. The Company’s bankers have issued a bank guarantee of $169 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank.

The Company recognized rent expense of $167 and $197, and $1,540 for the six months ended December 31, 2005 and 2006, and the period from inception to December 31, 2006, respectively.

PHARMAXIS LTD

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to December 31, 2006)

(in A$ thousands, except share and per share amounts)

Government research grants

The Company has received three separate Australian Government research grants under the R&D START Program. All of these grant programs were completed by June 30, 2006. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

•	the Company fails to use its best endeavors to commercialise the relevant grant project within a reasonable time of completion of the project; or

•	upon termination of a grant due to breach of agreement or insolvency.

Technical failure of the grant funded research project does not of itself constitute failure to use best efforts to commercialise the relevant grant project. The grants have funded certain aspects of the Company’s development projects for the Aridol asthma product, multiple sclerosis and cystic fibrosis. The Company continues the development of all three projects funded by the START Program and has commenced commercialisation of its asthma project as evidenced by the commencement of sales of Aridol in Australia. The Company believes that the likelihood of being required to repay grant funding is remote while the Company continues to act in good faith with respect to the grants. The total amount received under the START Program at December 31, 2006 was $4,708.

The Company has been awarded a research grant under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”). The Government may require the Company to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a)	the Government determines that expenditures claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the Company or insolvency.

The total amount received under the P3 Program at December 31, 2006 was $1,163.

5. Research Grants

Research grants received have been accounted for as follows:

	Six months ended December 31,		Period from inception to Dec 31, 2006
	2005	2006
	(Unaudited)
Recognized against related research and development expenses	$424	$1,187	$6,983
Recognized against the acquisition cost of related plant and equipment	—	—	225

	$424	$1,187	$7,208

PHARMAXIS LTD

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(for the six months ended December 31, 2005 and 2006 and for the period from inception (May 29, 1998) to December 31, 2006)

(in A$ thousands, except share and per share amounts)

Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as receivables and included on the balance sheet.

6. Guarantees and Indemnifications

Pharmaxis Ltd has entered into Deeds of Access, Indemnity and Insurance with each of the officers, the directors and the Company secretary. Each deed provides each respective officer with the following:

•	a right to access certain board papers of the Company during the period of their tenure and for a period of seven years after that tenure ends;

•

subject to the Corporations Act, an indemnity in respect of liability to persons other than the Company and its related bodies corporate that they may incur while acting in their capacity as an officer of the Company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and

•	the requirement that the Company maintain appropriate directors’ and officers’ insurance for the officer.

No liability has arisen under these indemnities as at December 31, 2006.

7. Net Loss per Share

Basic net loss per ordinary share was computed by dividing the net loss applicable to ordinary shares by the weighted-average number of ordinary shares and contingently issuable shares outstanding during the period. Diluted net loss per ordinary share was computed by dividing the net loss applicable to ordinary shares by the weighted-average number of ordinary shares, contingently issuable shares and convertible redeemable preferred shares outstanding during the period. The cumulative period since inception to December 31, 2006 presented in the financial statements has been retroactively adjusted to give effect to the 8 for 1 share split that occurred prior to the Company’s Australian initial public offering in November 2003. Options granted to employees under the Pharmaxis Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted net loss per share. However, all such issued options outstanding were not included in the calculation of diluted net loss per share as the effect of including such options is anti-dilutive.

	Six months ended December 31,		Period from inception to Dec 31, 2006
	2005	2006
	(Unaudited)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share.	145,644,489	177,079,426	57,142,522

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC. Please also see the section entitled “Forward Looking Statements” in our most recent Annual Report on Form 20-F. The results of operations for the six month period ended December 31, 2006 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2007 or any other interim period. Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2006 refers to our fiscal year ended June 30, 2006.

A. Operating Results

Overview

We are a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Research is in progress into new treatments for multiple sclerosis and respiratory diseases. We are most advanced in the development of products for asthma and for chronic obstructive pulmonary diseases, including bronchiectasis and chronic bronchitis, and cystic fibrosis. At December 31, 2006, we had one product approved in Australia and Sweden, in the marketing application stage in Europe, and a completed Phase III clinical trial in the U.S; four projects at clinical trial stage (in patients), one project in pre-clinical evaluation (prior to being administered to volunteers or patients), and two research projects to identify a compound for development. Our development program has been designed to produce a series of products for large world markets over the coming years.

We were incorporated in May 1998 and in October 1999 obtained a license to a series of patents in the autoimmune area owned by the Australian National University, or ANU. We issued 11.2 million ordinary shares valued at A$1.4 million to acquire the license. Our area of focus remained the autoimmune diseases area until October 2001 when we licensed a series of patents from the Sydney South West Area Health Service, or SSWAHS, covering new treatments for chronic lung diseases and for the measurement of lung function. Our license with the ANU requires us to pay royalties based on sales revenue for products incorporating the licensed technology. Our current lead projects in the autoimmune area are not dependent on the technology licensed from the ANU. Our license agreement with the SSWAHS requires us to pay royalties based on gross profit on product sales for products incorporating the licensed technology. Aridol and Bronchitol are derived from the SSWAHS license.

We have incurred net losses since our inception. We recognized a net loss of A$6.6 million, A$10.4 million, A$17.7 million and A$13.3 million in the years ended June 30, 2004, 2005 and 2006, and the six months ended December 31, 2006 respectively. Our accumulated losses from inception to December 31, 2006 are A$51.9 million. We expect our losses to increase in the foreseeable future as we conduct clinical trials of our product candidates, expand our organization and prepare for the commercial launch of our products upon regulatory approval.

Research and Development

Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials, non-clinical activities such as toxicology testing and scale-up synthesis, regulatory activities, the manufacture of material for clinical trials, development of manufacturing processes and research-related overhead expenses. Our most significant costs are for clinical trials, preclinical development and regulatory filings. These expenses include regulatory consultants, clinical supplies and payments to external vendors such as hospitals and investigators. We expense all research and development costs as they are incurred. We expect our research and development expenses to increase significantly in the future as we continue to move our product candidates through the development pipeline.

We currently classify our research and development expenses into five components:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases. We closed this research unit during the current six month period and transferred the responsibility for this work to our drug discovery unit based in Sydney.

2.	Our drug discovery unit established during the year and based at rented laboratories in Sydney. This unit is focused on autoimmune and respiratory drug discovery and now incorporates the work carried out at the Australian National University.

3.	Our preclinical development group which is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area.

4.	Our clinical trials group, which designs and monitors our clinical trials.

5.	Our Australian Therapeutic Goods Administration, or TGA, registered manufacturing facility focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as research and development expenditure.

Our autoimmune research and development activities have been primarily directed at the diseases of multiple sclerosis and rheumatoid arthritis, and have explored a range of approaches. Our current autoimmune product candidates for these diseases are PXS25/64 and PXS2076, respectively. Our respiratory research and development activities have been directed at asthma, cystic fibrosis and the chronic obstructive pulmonary diseases of bronchiectasis and chronic bronchitis, and have been exclusively focused on the development of our two current respiratory product candidates of Aridol and Bronchitol. Research and development expenses both before and after the recognition of research grants received, are presented in the following table:

	Six months ended December 31,		Period from inception (May 29, 1998) to December 31, 2006
	2005	2006
	(unaudited)	(unaudited)	(unaudited)
	A$’000	A$’000	A$’000
Total research and development expenses before research grants received	$5,389	$13,437	$48,879
Research grants recognized against related expenses	(424)	(1,187)	(6,983)

Net research and development	$4,965	$12,250	$41,896

Autoimmune research and development	$477	$696	$7,919
Respiratory research and development	4,912	12,741	40,960

	$5,389	$13,437	$48,879

We expect to continue to incur significant costs in the foreseeable future as we pursue these activities. We cannot accurately forecast or reasonably estimate the additional costs that will be required to complete all of these activities, or the exact timing for their completion due to the potential failure risks and other uncertainties inherent in the development of new drugs, such as unsuccessful clinical trials, unsuccessful development and/or commercialization and delayed regulatory approvals, amongst others. However, where the trial protocols have been finalized and negotiations with clinical research organizations and participating trial sites are sufficiently advanced, we are able to reasonably estimate the costs (as of December 31, 2006) and timeframes (calendar years) of the next anticipated milestones described below:

•

The cost to complete our Australian Phase II study of Aridol used to predict chronic obstructive pulmonary disease, or COPD, patient responsiveness to inhaled steroids is currently estimated to be approximately A$0.1 million. We closed recruitment for this trial in the second quarter of 2006 and we expect to report the results of this trial in the first quarter of 2007.

•

The cost to complete our Phase II dose-ranging study of Bronchitol for cystic fibrosis is currently estimated to be approximately A$1.0 million. We commenced this trial during the fourth quarter of 2005 and we expect to close recruitment for this trial in the first half of 2007.

•

The cost to complete our Phase II trial of Bronchitol with Pulmozyme® for cystic fibrosis is currently estimated to be approximately A$0.3 million. We commenced enrolment of this trial during the fourth quarter of calendar 2005 and we expect to complete enrolment of this trial in 2007.

•

The cost to complete our European and Australian Phase III trial of Bronchitol for bronchiectasis is currently estimated to be approximately A$2.5 million. We commenced this trial, the first of two planned for this indication, during the second quarter of 2006 and we completed enrolment during the first quarter of 2007.

•

The cost to complete our European and Australian Phase III trial of Bronchitol for cystic fibrosis is currently estimated to be approximately A$5.0 million. We plan to commence this trial, the first of two planned for this indication, during the first quarter of 2007.

•

The cost to complete our Australian Phase Ib safety trial of Bronchitol for acute COPD is currently estimated to be approximately A$0.1 million. We commenced this trial in November 2006, and expect to complete this trial in the first half of 2007.

We expect to commence our Phase III trial of Bronchitol for acute COPD during the second half of 2007. We expect to commence our Phase III trial of Bronchitol for bronchiectasis in the U.S. during the 2007. We expect to commence our Phase III trial of Bronchitol for cystic fibrosis in the U.S. during the second half of 2007. The cost and timeframe to complete these trials cannot be reasonably estimated at this time.

We do not expect to complete any of the Bronchitol research and development projects before the end of 2007 and, therefore, we do not expect to receive any sales revenues in the U.S. prior to the completion of these projects. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate and available funds.

We have a research grant with the Commonwealth of Australia that assist us in funding certain of the research programs.

Under our AusIndustry P3 Pharmaceuticals Partnerships Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia may, as of December 31, 2006, pay us a total amount of A$3.7 million between January 2007 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases.

General and Administrative

General and administrative expenses consist primarily of salaries and related expenses and professional services fees and includes accounting, administration, office and public company costs. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business. As an Australian listed company also listed in the U.S., we operate in an increasingly demanding regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, expanded disclosures, accelerated reporting requirements and complex accounting rules. Responsibilities required by the Sarbanes-Oxley Act include establishing specific corporate oversight and internal control.

Commercial

Our commercial expenses consist of salaries and professional fees related to the commercial launch and subsequent sales and marketing of Aridol in Australia, Europe and the U.S. We anticipate that commercial expenses will increase as we launch Aridol in more jurisdictions, and will expand to include other selling and marketing costs.

Results of Operations

Comparison of the six months ended December 31, 2005 and December 31, 2006

Research and Development Expenses. Research and development expenses for six months ended 2005 and 2006, respectively, are shown in the table below net of research grants received.

	Six months ended December 31,
	2005	2006
	(unaudited)
	A$	A$
	(in thousands)
Total research and development expenses	$5,389	$13,437
Related research grants	(424)	(1,187)

Net research and development expenses	$4,965	$12,250

Predominantly all of the research grants in the six months ended December 31, 2006 derives from an Australian Governments Pharmaceuticals Partnerships Program (P3) grant awarded to the Company in April 2004. The grant payable to Pharmaxis is calculated at 30% of the increase of eligible R&D expenditure over a base amount (derived from average prior year expenditures), less other research grants received in the period. Predominantly all of the grant income in the six months ended December 31, 2005 derived from an Australian Government R&D Start Grant for the development of new treatments for cystic fibrosis which concluded in December 2005.

Total research and development expenses increased from A$5.4 million in the six months ended December 31, 2005 to A$13.4 million in the six months ended December 31, 2006. There are presently five components to research & development expenses:

1.	The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately two percent of our total research and development expenditure in the current half-year. The research unit is focused on autoimmune diseases. The work of this research unit was transferred to our North Ryde facilities during the current six months and the level of expenditure in the six months ended December 31, 2006 therefore decreased by over 38% or A$0.1 million compared to the six months ended December 31, 2005.

2.	The drug discovery unit based in leased laboratories at North Ryde was opened in the second-half of fiscal 2006. This unit accounted for approximately four percent of our total research and development expenditure in the current half-year. It is focused on autoimmune and respiratory drug discovery and during the current six months assumed responsibility for all research work previously carried out at the Australian National University. This area of expenditure accounted for approximately six percent or A$0.5 million of the increase in overall research & development expenditure during the current six months.

3.	The preclinical development group located at our Frenchs Forest facility accounted for approximately 12 percent of our total research and development expenditure in the current six months and increased by approximately 80 percent or A$0.7 million compared to the prior comparable period. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area. Predominantly all of the expenditure in the current six months related to the Aridol and Bronchitol safety studies. This area of research accounted for approximately twelve percent of the increase in overall research & development expenditure during the current six months.

4.	The clinical group located at our Frenchs Forest Facility accounted for approximately 62 percent of our total research and development expenditure in the current six months and increased by approximately 232 percent or A$5.8 million compared to the prior comparable period. The clinical group designs and monitors the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the increased number of active clinical trials in the current six months. This area of research accounted for approximately 73 percent of the increase in overall research & development expenditure during the current six months.

5.	Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Manufacturing accounted for approximately 20 percent of our total research and development expenditure in the current six months and increased by approximately 70 percent or A$1.1 million compared to the prior comparable period, reflecting production of material for clinical trials and preclinical development and product stability studies required to support registration applications. This area of expenditure accounted for approximately 14 percent of the increase in overall research & development expenditure during the current half-year.

General and Administrative Expenses. General and administrative expenses include accounting, administration, recruitment and public company costs. General and administrative expenses for the current six months were A$1.7 million, a decrease of 20 percent or A$0.4 million over the prior comparable period. The decrease in general and administrative expenses in the current six months is mainly attributable to the six months ended December 31, 2005 including one-off costs incurred in listing the Company on Nasdaq and reduced staff relocation expenses in the current six months.

Commercial expenses. The commercial group is responsible for the launch of Aridol in Australia, Europe and the United States. Commercial expenses for the current six months were A$1.5 million, an increase of 76% over the prior comparable period. The increase is directly related to the increased level of activity as the group launched Aridol in Australia and prepared for the commercial launch of Aridol in Europe.

Stock Compensation Expenses. Stock compensation expenses increased from A$0.2 million in the six months ended December 31, 2005 to A$0.3 million in the six months ended December 31, 2006, reflecting a grant of options to all employees in August 2006, as well as an increase in employee numbers, all of whom are eligible for options.

Interest and Other Income and Expense. Interest and other income increased from A$1.4 million in the six months ended December 31, 2005 to A$2.8 million in the six months ended December 31, 2006. We started the current six months with A$98 million of cash and bank accepted bills of exchange. By contrast, we started the prior comparable six month period with A$33 million of cash and bank accepted commercial bills to which was added approximately A$80 million in November 2005 from a capital raising in Australia and the United States. The increase in interest income, while mainly attributable to the greater level of funds invested during the current six months, was to a lesser extent the result of a slightly higher prevailing interest rate in the current period.

Income Tax Expense. The Company recorded an income tax expense for the first time in fiscal 2006. The expense relates to income generated by the Company’s UK subsidiary which is currently reimbursed for its expenditures on a cost plus basis upon which tax is payable.

Net Loss. Net loss increased from A$6.6 million in the six months ended December 31, 2005 to A$13.3 million in the six months ended December 31, 2006. The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share. Basic and diluted net loss per share increased from A$0.05 in the six months ended December 31, 2005 to A$0.08 in the six months ended December 31, 2006 predominantly because of the increase in research and development expenses in the current period.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities and convertible redeemable preference shares. Additional funding has come through research grants, interest on investments, the exercise of options and rent received from a former subtenant. Through December 31, 2006, we had received net cash proceeds from the following: (a) A$122.1 million from the issuance of ordinary shares; (b) A$11.4 million from the issuance of convertible redeemable preference shares; and (c) approximately A$7.0 million in research grants. We have incurred significant losses since our inception. We incurred losses of A$6.6 million, A$10.4 million and A$17.7 million and A$13.3 million and A$51.9 million in fiscal 2004, 2005, 2006, and the six months ended December 31, 2006 and since inception to December 31, 2006, respectively. As of December 31, 2006, we had cash and cash equivalents of A$86.1 million and additionally have ongoing research grants with a total of A$3.7 million of funding potentially available.

For the six months ended December 31, 2006, we used net cash of A$11.1 million for operating activities. This consisted of a net loss for the period of A$13.3 million, which included A$0.4 million of non-cash depreciation and amortization, and non-cash stock option expense of A$0.6 million, and other working capital movements of A$1.1 million. Net cash used in investing activities during the six months ended December 31, 2006 was A$0.9 million, which included purchase of plant and equipment for quality control expansion. Net cash provided by financing activities during the six months ended December 31, 2006 was A$0.2 million resulting from the issue of shares upon the exercise of options granted under the employee option plan.

At December 31, 2006, we had cash and cash equivalents of A$86.1 million as compared to A$97.8 million as of June 30, 2006. This overall decrease was primarily due to the Company’s research program.

We believe that our cash and cash equivalents will be sufficient to meet our capital requirements for at least the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of expanding sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on:

•	to fund clinical development for Bronchitol in patients with cystic fibrosis;

•	to fund the commercial launch of Aridol for the management of asthma in the E.U. and the U.S.;

•	to fund clinical development of Aridol for management of asthma and COPD;

•	to fund clinical development for Bronchitol in patients with bronchiectasis and chronic bronchitis;

•	to fund pre-clinical development of our product pipeline; and

•	to fund further expansion of our manufacturing facility.

C. Contractual Obligations and Commitments

The following table summarizes financial data for our contractual obligations and other commercial commitments, including interest obligations, as of December 31, 2006 (in thousands):

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	A$	A$	A$	A$	A$
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,616	375	694	547	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on our Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—

Total	$1,616	$375	$694	$547	$—

The contractual summary above reflects only payment obligations that are fixed and determinable. We have additional contractual payment obligations that are contingent on future events. Our operating lease obligations relate to the lease for our headquarters in Frenchs Forest, Sydney will expire in June 2011; a lease for our research laboratories in Sydney which expires in June 2007; and a lease for storage space adjacent to Frenchs Forest. We also have agreements with clinical sites, and contract research organizations, for the conduct of our clinical trials and other research activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	February 19, 2007	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer